

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Shlomo Pilo
Chief Executive Officer
Raphael Pharmaceutical Inc.
4 Lui Paster
Tel Aviv-Jaffa, Israel 6803605

      Re: Raphael Pharmaceutical Inc.
          Registration Statement on Form S-1
          Filed June 28, 2022
          File No. 333-265878

Dear Mr. Pilo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Oded Har-Even, Esq.